August 23, 2024

Justin Clausen
Chief Financial Officer
Ames National Corporation
405 Fifth Street
Ames, IA 50010

        Re: Ames National Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 000-32637
Dear Justin Clausen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
The commercial real estate loan portfolio is a significant part of the Company's business and subject to the risk of fluctuating..., page 17

1. We note your disclosure on page 17 that the market value of real estate securing your commercial real estate loans can fluctuate significantly in a short period of time as a result
       of market conditions   and that adverse developments affecting real
estate values in one
       or more of your markets could increase the credit risk associated with your loan portfolio.
       Please revise your future periodic filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current multi-family and commercial real estate environment. Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2023, page
38

2. We note that, based on your contractual maturities table as presented on page 38, the combination of your commercial real estate and multi-family loan portfolios comprised approximately 42.9% of total gross loans as of December 31, 2023. We further note your
 August 23, 2024
Page 2

       disclosure on page 69 that multi-family and commercial real estate lending typically involves higher loan principal amounts and that the repayment of these loans may be subject to adverse conditions in the real estate market or the economy. Please revise your future periodic filings to further disaggregate the composition of these loan portfolios to disclose and quantify material geographic and industry concentrations (e.g., office, retail and hotel), as well as owner-occupied/non-owner-occupied, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to enhance an
       investor   s understanding of the credit risk inherent in these loan
categories.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-3294
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance